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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.   2  )*


                               OWENS & MINOR INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                  690732-10-2
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                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13G


---------------------                                          -----------------
CUSIP NO. 690732-10-2                                         Page 2 of 4 Pages
---------------------                                          -----------------

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    VALENZUELA CAPITAL PARTNERS LLC
    13-4034639

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                         (b) / /
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3   SEC USE ONLY


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4   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE
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                   5  SOLE VOTING POWER           765,150

   NUMBER OF       -------------------------------------------------------------
    SHARES         6  SHARED VOTING POWER         --
 BENEFICIALLY
   OWNED BY        -------------------------------------------------------------
EACH REPORTING     7  SOLE DISPOSITIVE POWER      2,211,350
    PERSON
     WITH          -------------------------------------------------------------
                   8  SHARED DISPOSITIVE POWER    --

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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,211,350
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                               N/A
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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                     6.8%


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12  TYPE OF REPORTING PERSON*                                              IA

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                      *SEE INSTRUCTION BEFORE FILLING OUT!

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                                                               Page 3 of 4 pages

                                  SCHEDULE 13G

ITEM 1.

a.  Name of Issuer:                     Owens & Minor Inc

b.  Address of Issuer's                 4800 Cox Road
    Principal Offices:                  Glen Allen, VA   23060


ITEM 2.

a.  Name of Person Filing:              Valenzuela Capital Partners LLC

b.  Address of Principal                1270 Avenue of the Americas (Suite 508)
    Business Office:                    New York, NY   10020

c.  Citizenship:                        Delaware

d.  Title of Class of Securities:       Common Stock

e.  CUSIP Number:                       690732-10-2


ITEM 3.

e. Investment Adviser registered under section 203 of the Investment Advisers Act of 1940


ITEM 4.

a.  Amount Beneficially Owned:                                2,211,350

b:  Percent of Class:                                         6.8%

c:  Number of shares as to which such person has:
      (i)    sole power to vote or to direct the vote                   765,150
      (ii)   shared power to vote or to direct the vote                       -
      (iii)  sole power to dispose or to direct the disposition of    2,211,350
      (iv)   shared power to dispose or to direct the disposition of          -


ITEM 5.

Not Applicable



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                                                               Page 4 of 4 pages

ITEM 6.

Valenzuela Capital Partners LLC ("Advisor") has included herein 2,211,350 shares of Owens & Minor Inc., which are owned by various customer accounts over which Advisor has discretionary investment authority. Each of these accounts has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such security.


ITEM 7.

Not Applicable


ITEM 8.

Not Applicable


ITEM 9.

Not Applicable


ITEM 10.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            VALENZUELA CAPITAL PARTNERS LLC




                                            By:      /s/ Hendrik J. Laverge
                                                     ----------------------
                                                      Hendrik J. Laverge
                                                      Managing Director
Dated: February 1, 1999